FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2002

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

1.     Press release dated November 1, 2002 (Quebecor Media Inc.);

2.     Consolidated Financial Statements for the 9 months period ended September 30, 2002;

3.     Supplementary disclosure for Quebecor Inc. and Quebecor Media Inc.

November 1, 2002

For immediate release

QUEBECOR MEDIA ANNOUNCES Q3 2002 RESULTS

Montreal, Quebec – Quebecor Media Inc. reported third quarter 2002 revenues of $529.9 million, up $26.3 million from revenues of $503.6 million in the same quarter of 2001. Operating income amounted to $130.3 million, compared with $122.8 million in the same period of 2001, a $7.5 million increase. The higher revenues and operating income mainly reflect the inclusion of the results of the Broadcasting subsidiary following the transfer of control in September 2001, the consolidation of the Business Telecommunications segment since November 2001, and improved operating results in the Newspapers and Internet/Portals segments. These factors more than offset the negative impact of the labour dispute in the Cable Television segment and lower business volume in the Web Integration/Technology segment.

In the first nine months of 2002, Quebecor Media generated revenues of $1.65 billion, compared with $1.24 billion in the same period of 2001. Operating income rose from $242.7 to $419.9 million; the $177.2 million increase was due to the factors noted above and the inclusion of the results of the Cable Television subsidiary following the transfer of control in May 2001.

The Company recorded a net loss of $18.6 million in the third quarter of 2002, compared with a net loss of $110.3 million in the same quarter of 2001. In accordance with new accounting rules, the Company did not record any charge for amortization of goodwill in 2002. Excluding amortization of goodwill, net of non-controlling interest, the net loss would have been $69.2 million in the third quarter of 2001. Financial expenses decreased by $24.7 million in the third quarter of 2002 compared with the third quarter of 2001, due to lower interest rates in 2002 and the negative impact of currency exchange rates in 2001 on the portion of the debt denominated in foreign currency that was not protected against foreign exchange risk. Amortization charges increased by $8.7 million, mainly as a result of the inclusion of the Business Telecommunications segment in the consolidated results. The Company did not record any write-down of temporary investments in the third quarter of 2002, compared with a charge of $40.2 million in 2001.

Quebecor Media’s net loss for the first nine months of 2002 totalled $40.2 million, compared with a net loss of $280.3 million for the same period of 2001. Excluding amortization of goodwill, net of non-controlling interest, the net loss would have been $155.3 million in the first nine months of 2001.

Cable Television

In the third quarter of 2002, the Cable Television segment’s revenues totalled $174.3 million, compared with $178.4 million in the same quarter of 2001. The decrease of slightly more than $4.0 million or 2.3% was primarily due to lower revenues from cable television services and credits granted to customers as a result of service interruptions during the labour dispute between Vidéotron and its unionized employees, which began on May 8, 2002. Operating income was $61.4 million, compared with $68.0 million in the third quarter of 2001, a decrease of $6.6 million or 9.8%. The drop in operating income was primarily due to additional costs caused by the labour dispute. In the first nine months of 2002, Vidéotron generated revenues of $533.9 million and operating income of $189.5 million. On a comparable basis, revenues for the nine-month period increased by $4.3 million, or 1.0%, and operating income decreased by $11.8 million, or 5.9%, essentially for the reasons noted above.

On October 16, 2002, Vidéotron announced the resumption of bargaining talks with the union representing its striking employees. In a push to settle the labour dispute, Vidéotron retained the services of former Québec Premier Lucien Bouchard, who agreed to lead the company’s bargaining team and to work closely with the federally appointed mediator.

Vidéotron continued its aggressive effort to develop its customer base for value-added services. During the third quarter, Vidéotron signed up 19,000 new customers for its illico digital television service and lost 27,000 subscribers to its analog cable television service, for a net loss of 8,000 customers. At the same time, Vidéotron signed up 16,000 new customers to its high-speed cable internet access service, which now serves 281,000 subscribers.

Newspapers

Sun Media Corporation’s revenues totalled $200.2 million in the third quarter of 2002, an increase of $2.9 million or 1.5% compared with the same period of 2001. Advertising revenues rose 5.0% but the increase was partially offset by lower printing revenues. Third quarter operating income increased by nearly $3 million or 6.7%, from $44.4 million to $47.3 million, mainly as a result of lower newsprint prices. The operating margin increased to 23.6% in the third quarter, compared with 22.5% in the same period of the previous year.

In the first nine months of 2002, Sun Media’s revenues were $625.0 million, an increase of $8.4 million, or 1.4%. The Newspapers segment continued to generate earnings growth during the period, recording a $23.7 million or 17.9% increase in operating income to a total of $156.2 million. Lower newsprint prices and successful restructuring measures, combined with a slight increase in revenues, accounted for the strong results, which confirm Sun Media’s industry-leading position in the Canadian market.

Broadcasting

TVA Group contributed $68.1 million to revenues and $13.0 million to operating income in the third quarter of 2002. On a comparable basis, TVA Group had revenues of $72.0 million and operating income of $10.9 million in the same period of 2001. The lower revenues were due to scaled-back production and international distribution activities, which were not entirely offset by higher revenues from publishing operations as a result of the acquisition of Publicor by TVA Publishing Inc. in the second quarter of 2002. The 19.5% increase in operating income compared with the third quarter of 2001 reflects the higher profitability of TVA’s broadcasting operations and the addition of Publicor’s results.

In the first nine months of 2002, TVA Group recorded revenues of $226.1 million and operating income of $48.1 million. On a comparable basis, revenues amounted to $234.6 million in the same period of 2001 and operating income was $45.8 million. Aggressive efforts by TVA’s management team yielded an almost 5.0% increase in operating income during the period, despite the 3.6% drop in revenues.

On September 3, 2002, a consortium formed by TVA Group (60%) and Radio Nord Communications Inc. (40%) made an agreement to acquire the Radiomédia chain of radio stations and CFOM-FM from Astral Media. The agreement is conditional upon approval from the Canadian Radio-television and Telecommunications Commission (CRTC).

Leisure and Entertainment

The Leisure and Entertainment segment generated revenues of $55.7 million in the third quarter of 2002, compared with $65.2 million in the same quarter of 2001. The $9.5 million decrease was due almost entirely to the transfer of Publicor magazines from the Leisure and Entertainment segment to the Broadcasting segment following the transaction of May 2002. Operating income amounted to $8.3 million, compared with $9.2 million in the same period of 2001. Excellent performance by the Books division did not entirely make up for the removal of magazines from the Leisure and Entertainment segment’s accounts. Revenues for the first nine months of 2002 decreased 7.2%, from $180.6 to $167.6 million, essentially for the reasons noted above. Operating income rose from $18.5 million to $19.3 million; the 4.4% increase reflects improved profitability at Archambault Group, particularly from retail sales, and in the Books division.

Éditions Quebecor Media completed a reorganization in order to place publishing houses with similar operations under a single management structure.

Business Telecommunications

Videotron Telecom Ltd. (VTL) reported revenues of $21.2 million in the third quarter of 2002, compared with $23.6 million in the same quarter of 2001, on a comparable basis. The segment’s operating income was $3.1 million in 2002, compared with $9.9 million in 2001. The decline was caused in large part by the negative impact of acts of vandalism committed against VTL’s network during the strike by Videotron’s unionized employees.

VTL’s revenues in the first nine months of the current year totalled $67.3 million, compared with $74.4 million in 2001. Operating income continued to show strong growth, rising 14.5% from $16.9 million in 2001 to $19.4 million in 2002.

Web Integration/Technology

The Web Integration/Technology segment generated revenues of $18.1 million in the third quarter of 2002, compared with $33.1 million in the same quarter of 2001. Lower sales by Mindready Solutions accounted for almost two thirds of the decrease ($9.6 million) and lower sales by the e-Business Services segment for slightly more than one third ($5.3 million). The operating loss amounted to $0.9 million, comparable to the loss of $0.8 million reported in the same period of 2001. For the nine-month period ended September 30, 2002, revenues totalled $59.4 million, compared with $108.3 million in 2001, and the operating loss was $10.0 million, compared with $8.8 million in 2001. In a still-difficult environment for Web agencies, Nurun’s e-Business Services segment improved its performance, passing the break-even point and reporting operating income for the second consecutive quarter.

Internet/Portals

The Internet/Portals segment’s revenues totalled $6.8 million in the third quarter of 2002, compared with $7.0 million in the same period of 2001. The Matchcontact.com, Autonet.ca and Jobboom.com specialty sites reported revenue growth of 77%, 57% and 38% respectively, which almost entirely offset the decrease in revenues from the general-interest portals. The Internet/Portals segment almost reached the break-even point in the third quarter of 2002, recording an operating loss of $112,000 compared with a loss of $3.2 million in the same quarter of 2001. Stringent control of operating expenses at the general-interest portals combined with the strong performance of the special-interest sites accounted for the positive results. For the first nine months of 2002, the segment’s revenues increased $4.3% to $20.9 million and its operating loss fell sharply to $2.8 million, compared with a loss of $17.2 million in the same period of 2001.

During the quarter, Netgraphe announced the sale of its micanoa.com portal to Grupo Vertice, a Spanish information and training company. The transaction positions Netgraphe to concentrate on the development of its network of sites in Quebec and the rest of Canada, while ensuring the survival of micanoa.com.

Financial position

As at September 30, 2002, the Company’s consolidated debt, including the short-term portion of the long-term debt, totalled $3.66 billion. The figure includes Sun Media Corporation’s $517.0 million debt, Vidéotron ltée’s $1.25 billion debt, and TVA Group’s $67.5 million debt. The balance essentially consists of Quebecor Media Inc.’s debt, including Senior Notes in an aggregate amount of $1.39 billion and bank credit facilities of $429.0 million. Since December 31, 2001, the Company has paid down $29.3 million of Vidéotron’s debt and $35.0 million of Sun Media’s debt.

Accounting policies

In 2002, the Company made certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants (“CICA”) accounting standards. The Company completed the first step of the goodwill impairment test for each of its operating units, in accordance with the new recommendations in Section 3062 of the CICA Handbook, and charged an estimated $2.17 billion to opening retained earnings, net of non-controlling interest of $17.7 million, in order to account for the goodwill impairment loss in the Cable Television segment ($1.96 billion), the Business Telecommunications segment ($174.4 million), the Web Integration/Technology segment ($20.4 million) and the Internet/Portals segment ($37.4 million).

Operating income

The Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, interest on redeemable preferred shares, reserve for restructuring of operations and special charges, write-down of goodwill, gain on sale of businesses, gains on dilution from the issuance of capital stock by subsidiaries, and income taxes. Special charges include write-downs of temporary investments and non-monetary compensation charges. Equity loss from non-consolidated subsidiaries and non-controlling interest are not considered in the computation of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

Forward-looking statements

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbour provisions of the Private Securities Reform Litigation Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by competitors and general changes in economic conditions.

The Company

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), operates in Canada, the United States, France, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), broadcasting (TVA Group Inc.), Web technology and integration (Nurun Inc. and Mindready Solutions Inc.), Internet portals (Netgraphe Inc.), magazines (TVA Publishing Inc.), books (a dozen associated publishing houses), retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée) and business telecommunications (Videotron Telecom Ltd.).

Information:

Claude Hélie Executive Vice President and Chief Financial Officer Quebecor Inc. (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Inc. (514) 380-1974 (514) 236-8742 (cell phone) lavoie.luc@quebecor.com

6

Consolidated Financial Statements of

QUEBECOR MEDIA INC.
AND ITS SUBSIDIARIES

Three-month period and nine-month period ended September 30, 2002 and 2001 (Unaudited)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands of Canadian dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30
	2002	2001 (restated)	2002	2001 (restated)
REVENUES
Cable Television	$ 174,340	$ 178,385	$ 533,902	$ 296,467
Newspapers	200,164	197,303	625,050	616,639
Broadcasting	68,148	26,481	226,089	26,481
Leisure and Entertainment	55,733	65,166	167,629	180,595
Business Telecommunications	21,166	—	67,262	—
Web Integration/Technology	18,119	33,056	59,423	108,312
Internet/Portals	6,786	7,019	20,901	20,034
Other	183	1,230	2,017	3,792
Inter-segment	(14,719)	(5,060)	(49,292)	(10,320)

	529,920	503,580	1,652,981	1,242,000
OPERATING COSTS	(399,663)	(380,749)	(1,233,106)	(999,258)

OPERATING INCOME BEFORE
UNDERNOTED ITEMS	130,257	122,831	419,875	242,742
Amortization	(58,746)	(50,096)	(177,627)	(98,895)
Financial expenses	(81,398)	(106,111)	(223,779)	(208,942)
Interest on redeemable preferred shares	(5,472)	—	(16,056)	—
Reserve for restructuring of operations	(3,988)	(3,804)	(7,842)	(19,175)
Write-down of temporary investments	—	(40,226)	(12,858)	(99,776)
Non-monetary compensation charges	(1,833)	(3,785)	(4,287)	(19,017)
Write-down of goodwill	—	—	(8,894)	—
Gains on sale of businesses and other assets and on dilution	193	—	1,207	1,479

LOSS BEFORE INCOME TAXES	(20,987)	(81,191)	(30,261)	(201,584)
Income taxes:
Current	(5,028)	(5,782)	(1,577)	1,321
Future	726	(5,714)	13,012	(17,663)

	(4,302)	(11,496)	11,435	(16,342)

	(16,685)	(69,695)	(41,696)	(185,242)
Equity income (loss) from non- consolidated subsidiaries	—	1,441	—	(16,444)
Non-controlling interest	(1,940)	(994)	1,454	4,875

LOSS BEFORE AMORTIZATION
OF GOODWILL	(18,625)	(69,248)	(40,242)	(196,811)
Amortization of goodwill, net of non- controlling interest
	—	(41,094)	—	(83,484)

NET LOSS	$ (18,625)	$ (110,342)	$ (40,242)	$ (280,295)

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (continued) (in thousands of Canadian dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30
	2002	2001 (restated)	2002	2001 (restated)
SEGMENTED INFORMATION

Operating income before amortization, financial expenses, interest on redeemable preferred shares, reserve for restructuring of operations, write-down of temporary investments, non-monetary compensation charges, write-down of goodwill and gains on sale of businesses and other assets and on dilution

Cable Television	$ 61,370	$ 68,038	$ 189,505	$ 112,579
Newspapers	47,336	44,384	156,211	132,526
Broadcasting	13,012	5,022	48,064	5,022
Leisure and Entertainment	8,328	9,156	19,305	18,497
Business Telecommunications	3,137	—	19,396	—
Web Integration/Technology	(929)	(823)	(9,984)	(8,842)
Internet/Portals	(112)	(3,198)	(2,783)	(17,212)
General corporate income (expenses)	(1,885)	252	161	172

	$ 130,257	$ 122,831	$ 419,875	$ 242,742

Amortization
Cable Television	$ 36,068	$ 34,816	$ 107,079	$ 56,762
Newspapers	6,139	6,531	18,729	19,205
Broadcasting	2,793	1,150	8,516	1,150
Leisure and Entertainment	2,404	3,435	8,110	10,449
Business Telecommunications	8,763	—	26,539	—
Web Integration/Technology	1,077	1,375	3,476	4,060
Internet/Portals	962	2,271	3,405	5,052
Head Office	540	518	1,773	2,217

	$ 58,746	$ 50,096	$ 177,627	$ 98,895

CONSOLIDATED STATEMENTS OF DEFICIT (in thousands of Canadian dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30
	2002	2001 (restated)	2002	2001 (restated)
Deficit (Retained Earnings) at beginning of period
As previously reported	$2,617,861	$ 151,516	$ 411,485	$(19,934)
Restatement due to a change in accounting policy
regarding foreign currency translation	—	(4,022)	10,226	(2,525)

	2,617,861	147,494	421,711	(22,459)
Restatement due to a change in accounting policy
regarding goodwill	—	—	2,174,533	—

As restated	2,617,861	147,494	2,596,244	(22,459)
Net loss	18,625	110,342	40,242	280,295

Deficit at end of period	$2,636,486	$ 257,836	$ 2,636,486	$ 257,836

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of Canadian dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30
	2002	2001 (restated)	2002	2001 (restated)
Cash flows related to operations:
Net loss	$(18,625)	$ (110,342)	$ (40,242)	$ (280,295)
Adjustments for:
Amortization of property, plant and equipment	52,636	44,952	160,174	92,969
Amortization and write-down of goodwill and deferred charges	6,110	49,941	26,347	101,139
Amortization of deferred financing costs and long-term debt discount	8,751	22,507	35,464	32,550
Non-monetary compensation charges	1,833	3,785	4,287	19,017
Write-down of temporary investments	—	40,226	12,858	99,776
Interest on redeemable preferred shares	5,472	—	16,056	—
Losses (gains) on foreign currency translation	5,266	17,011	(2,098)	15,563
Losses (gains) on disposal of assets and on dilution	706	(1,643)	57	(4,822)
Future income taxes	726	(5,714)	13,012	(17,663)
Equity (income) loss from non-consolidated subsidiaries	—	(1,441)	—	16,444
Non-controlling interest	1,940	(2,709)	(1,454)	(16,604)
Other	(1,407)	(2,183)	150	(5,113)

	63,408	54,390	224,611	52,961
Net change in non-cash balances related to operations (net of the effect of business acquisition and disposal)	(2,091)	43,852	(22,369)	77,813

Cash flows provided by operations	61,317	98,242	202,242	130,774

Cash flows related to financing activities:
Net decrease in bank indebtedness	(29,368)	(11,792)	(32,760)	(11,684)
Issuance of long-term debt	18,742	2,126,134	25,783	2,166,859
Repayment of long-term debt	(3,442)	(2,054,972)	(72,586)	(2,193,443)
Financial fees	—	(39,371)	—	(44,134)
Issuance of capital stock by subsidiaries	—	—	—	2,750
Proceeds from issuance of capital stock	6,618	—	27,696	417,500
Dividends paid to non-controlling shareholders	(1,524)	(38)	(4,196)	(1,031)
Decrease (increase) in advances receivable from Parent Company	(1,122)	10,016	1,978	9,612

Cash flows (used for) provided by financing activities	(10,096)	29,977	(54,085)	346,429

Cash flows related to investing activities:
Business acquisitions, net of cash and cash equivalents acquired	(4,002)	(2,922)	(4,262)	(379,562)
Proceeds from disposal of businesses	1,057	—	3,098	—
Acquisitions of property, plant and equipment	(31,792)	(43,909)	(103,755)	(89,429)
Additions to others assets	(7,051)	(8,951)	(28,399)	(13,899)
Net decrease in amounts receivable from non-consolidated subsidiaries	—	—	—	7,868
Proceeds from disposal of assets	2,177	28,993	26,892	131,403
Interests charges capitalized to investments in subsidiaries held for resale	—	(8,094)	—	(24,690)
Others	(1,739)	(1,472)	(2,226)	(9,334)

Cash flows used for investing activities	(41,350)	(36,355)	(108,652)	(377,643)

Net increase in cash and cash equivalents	9,871	91,864	39,505	99,560
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	1,743	(577)	(497)	(1,095)
Cash and cash equivalents at beginning of period	235,167	53,357	207,773	46,179

Cash and cash equivalents at end of period	$ 246,781	$ 144,644	$ 246,781	$ 144,644

SEGMENTED INFORMATION
Additions to property, plant and equipment:
Cable Television	$ 22,313	$ 35,086	$ 73,403	$ 61,531
Newspapers	4,362	4,979	6,493	16,749
Broadcasting	631	579	4,837	579
Leisure and Entertainment	2,114	2,371	5,148	6,632
Business Telecommunications	1,998	—	12,876	—
Web Integration/Technology	364	639	988	2,609
Internet/Portals	—	316	—	924
Head office	10	(61)	10	405

	$ 31,792	$ 43,909	$ 103,755	$ 89,429

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars)

	September 30	December 31
	2002 (unaudited)	2001 (audited)
		(restated)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 246,781	$ 207,773
Temporary investments (market value of $5.3 million ($34.3 million in 2001))	5,325	32,548
Accounts receivable	287,680	340,602
Income taxes receivable	18,515	12,786
Inventories and investments in televisual products and movies	170,343	166,750
Prepaid expenses	28,253	21,689
Future income taxes	33,862	22,440

	790,759	804,588

PORTFOLIO INVESTMENTS (market value of $15.4 million ($15.2 million 2001))	15,361	15,188
ADVANCES RECEIVABLE FROM PARENT COMPANY	28,378	30,356
PROPERTY, PLANT AND EQUIPMENT	1,726,292	1,818,579
GOODWILL	4,018,763	6,240,270
FUTURE INCOME TAXES	94,469	84,891
OTHER ASSETS	254,802	267,941

	$ 6,928,824	$ 9,261,813

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$ 5,315	$ 38,075
Accounts payable and accrued charges	601,230	682,812
Income and other taxes	11,278	12,352
Accounts payable to Parent Company and companies
under common control	6,956	2,550
Future income taxes	926	926
Current portion of long-term debt	538,601	15,051

	1,164,306	751,766

LONG-TERM DEBT	3,121,845	3,680,337
REDEEMABLE PREFERRED SHARES	248,656	232,600
OTHER LIABILITIES	48,584	47,874
FUTURE INCOME TAXES	249,270	239,264
NON-CONTROLLING INTEREST	184,141	210,665

SHAREHOLDERS’ EQUITY:
Capital stock	1,512,663	3,984,967
Contributed surplus	3,038,559	538,559
Deficit	(2,636,486)	(421,711)
Translation adjustment	(2,714)	(2,508)

	1,912,022	4,099,307

	$ 6,928,824	$ 9,261,813

4

QUEBECOR INC. Supplementary Disclosure

Quarter / 9-Month Period Ended September 30, 2002

Safe Harbor Act
Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company’s public filings with the Securities Exchange Commission.

For additional information, please contact Mark D’Souza, Vice President and Treasurer, at (514) 380-1912 or Jean-François Pruneau, Director, Corporate Finance, at (514) 380-4144

QUEBECOR INC. Supplementary Disclosure Quarter / 9-Month Period Ended September 30, 2002 Long-Term Debt

September 30, 2002 (in millions)
Quebecor
Revolving Credit Facility due 2004 (Availability: $225)	$ 149.2
Other Debt	7.6

$ 156.8

Quebecor World	$ 3,123.4

Quebecor Media
Revolving Credit Facility due 2004 (Availability: $50)	$ —
Term Loan B-1 due 2003	429.0
Senior Notes/Senior Discount Notes due 2011	1,387.5

1,816.5

Vidéotron
Revolving Credit Facility due 2005 (Availability: $150)	—
Term Loan A due 2008	713.4
Term Loan B due 2009	415.3
9 1/8% CF Cable Notes due 2007	124.9

1,253.6

Sun Media
Revolving Credit Facility due 2004 (Availability: $75)	—
Term Loan due 2005	301.8
9 1/2% Senior Subordinated Notes due 2007	215.2

517.0

TVA	67.5

Other Debt	5.8

Total Quebecor Media	$ 3,660.4

TOTAL DEBT	$ 6,940.6

Exchangeable Debentures (World)		$ 425.0
Exchangeable Debentures (Abitibi)		554.9

		979.9

Cash-on-hand
Quebecor		15.1
Quebecor World		2.3
Quebecor Media		247.0
Videotron	$ 63.4
Sun Media	63.9
Quebecor Media Parent	54.6
Other	65.1

		$ 264.4

Earnings per Share
	Q3 2001	Q3 2002
(restated)
Reported EPS (Basic)	$ (0.54)	$ 0.59
EPS before amortization of goodwill and excluding unusual items	$ 0.26	$ 0.61

/1

Supplementary Disclosure Quarter / 9-Month Period Ended September 30, 2002

VIDÉOTRON	2001		2002
	Sept-30	Dec-31	Mar-31	Jun-30	Sept-30

Homes Passed (’000)(1)	2,324	2,331	2,316	2,316	2,316
Basic Subscribers (’000)	1,533	1,519	1,493	1,464	1,456
Basic Penetration	66.0%	65.1%	64.5%	63.2%	62.8%
Extended Tier Subscribers (’000)	1,269	1,252	1,225	1,197	1,184
Extended Tier Penetration	82.8%	82.4%	82.0%	81.8%	81.3%
Digital Set-Top Boxes (’000)	104	121	130	146	166
Digital Penetration(2)	7.5%	8.9%	9.7%	11.1%	12.8%
HSD Subscribers (’000)	206	229	251	265	281
HSD Penetration(2)	15.0%	16.8%	18.8%	20.3%	21.7%

(1)	Adjustment done during the first quarter of 2002
(2)	Based on residential subscribers

	3rd Quarter			YTD
	2001	2002	VAR	2001	2002	VAR
(in millions)
Revenues	$ 178.4	$ 174.3	(2.3%)	$ 529.6	$ 533.9	0.8%
Cable	$ 152.3	$ 141.3	(7.2%)	$ 456.3	$ 436.8	(4.3%)
Internet	$ 25.5	$ 32.8	28.6%	$ 71.6	$ 96.3	34.4%
EBITDA	$ 68.0	$ 61.4	(9.7%)	$ 201.3	$ 189.5	(5.9%)
CAPEX	$ 40.5	$ 28.1	(30.6%)	$ 116.5	$ 84.4	(27.5%)
2-Way Capability			97.0%			97.0%

Cable ARPU	$ 33.24	$ 32.30		$ 32.88	$ 32.75
TOTAL ARPU	$ 38.92	$ 39.82		$ 38.16	$ 40.03

EBITDA Margin	38.1%	35.2%		38.0%	35.5%

/2

Supplementary Disclosure Quarter / 9-Month Period ended September 30, 2002

SUN MEDIA
	3rd Quarter			YTD
	2001	2002	VAR	2001	2002	VAR

Lineage (’000)
Urban Dailies	41,538	42,577	2.5%	126,995	129,340	1.8%

(in millions)
Revenues	$ 197.3	$ 200.2	1.4%	$ 616.6	$ 625.0	1.4%
Advertising	$ 130.2	$ 136.7	5.0%	$ 411.7	$ 425.1	3.2%

Urban Dailies(1)	$ 142.9	$ 144.2	0.9%	$ 443.3	$ 449.4	1.4%
Community Newspapers(1)	$ 54.4	$ 56.0	2.9%	$ 173.3	$ 175.6	1.3%

EBITDA	$ 44.4	$ 47.3	6.7%	$ 132.5	$ 156.2	17.9%
EBITDA Margin	22.5%	23.6%		21.5%	25.0%

Change in Newsprint Expense			(18.3)%			(20.4%)

(1)	Excluding transactions between Urban Dailies and Community Newspapers

/3

QUEBECOR INC. Supplementary Disclosure Quarter / 9-Month Period Ended September 30, 2002 Shares Held in Publicly Traded Subsidiaries

	Number of Shares Owned	% Equity	% Voting

Quebecor World(1)	53,711,277	38.1%	85.9%

TVA	12,226,617	35.8%	99.9%

Netgraphe	183,587,344	75.2%	97.7%

Nurun(2)	19,576,605	58.7%	58.7%

Mindready(3)	8,000,000	66.7%	81.0%

(1)	Taking into account 12,500,000 shares held as collateral for the $425M Exchangeable Debentures
(2)	Includes 500,000 shares held by Quebecor World
(3)	Owned by Nurun

/4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay
By:	Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary

Date: November 1, 2002